Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-184744-07

November 5, 2012

Final Term Sheet

Invesco Finance PLC

3.125% Senior Notes due November 2022

November 5, 2012

Issuer:	Invesco Finance PLC

Guarantors:	Invesco Ltd. and certain subsidiaries

Expected Ratings/Outlook:	A3/Stable (Moody’s) / A-/Stable (S&P) / A-/Stable (Fitch)

Title of the Series:	3.125% Senior Notes due November 2022

Size:	$600,000,000 aggregate principal amount

Trade Date:	November 5, 2012

Settlement Date:	November 8, 2012 (T+3)

Maturity:	November 30, 2022

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Coupon (Interest Rate):	3.125%

Yield to Maturity:	3.134%

Spread to Benchmark Treasury:	T+145 bps

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Price and Yield:	99-15 / 1.684%

Interest Payment Dates:	May 30 and November 30, commencing May 30, 2013, subject to following business day convention

Redemption Provision:	T+25 bps

Price to Public:	99.921%

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC

CUSIP:	46132FAA8
ISIN:	US46132FAA84

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. can arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com, calling Morgan Stanley & Co. LLC at 1-866-718-1649 or calling Citigroup Global Markets Inc. at 1-800-831-9146.